EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Nine Months Ended September 30, 2016
Earnings:
Income before income taxes	$1,280.0
Add: Dividends from equity method investments	6.4
Fixed charges	250.3
Total earnings	$1,536.7

Fixed charges:
Interest expense (a)	$157.6
Rent expense interest factor (b)	92.7
Total fixed charges	$250.3

Ratio of earnings to fixed charges	6.14x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.